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                            June 24, 2021

       Alexander Rabinovich
       Chief Executive Officer
       Intercure Ltd.
       85 Medinat ha-Yehudim Street
       Herzliya, 4676670, Israel

                                                        Re: Intercure Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted June 10,
2021
                                                            CIK No. 0001857030

       Dear Mr. Rabinovich:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-F filed June 10,2021

       Qualified Transaction, page 40

   1. We note your response to comment 10, and we re-issue in part. Please disclose the total funds raised from this
transaction after redemptions and the private placement.
       Recent Developments, page 65

   2. Please expand your disclosures to provide additional information that addresses the financial impact
the merger with Subversive LP had on the Company. Specifically, please clarify that
Subversive LP has limited operational activities and identify and quantify the material
assets and liabilities acquired.
 Alexander Rabinovich
Intercure Ltd.
June 24, 2021
Page 2
Note 1. General
A. The Company   s activity, page F-10

3. We note your response to prior comment 15. With reference to the relevant authoritative literature, please address the appropriateness of recognizing your share in the assets, liabilities and results of operations of each activity according to the
Company   s rights and
      obligations according to the contractual agreements with the Kibbutzim. In this regard, with reference to IFRS 10 and IFRS 11, please more fully explain your rights and obligations and how you determined that consolidation of the partnerships was not appropriate.
        You may contact Jeanne Baker, Staff Accountant, at (202) 551-3691 or Jeanne Bennett,
Accounting Branch Chief, at (202) 551-3606 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney- Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney- Advisor, at
(202) 551- 3271
with any other questions.



                                                            Sincerely,
FirstName LastNameAlexander Rabinovich
                                                            Division of
Corporation Finance
Comapany NameIntercure Ltd.
                                                            Office of Life
Sciences
June 24, 2021 Page 2
cc:       Mark S. Selinger, Esq.
FirstName LastName